UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 14, 2014: Star Bulk Takes Delivery of its First Post - Panamax Bulk Carrier, Star Vega.

This report on Form 6-K, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-180674) and Form F-3 (File No. 333-191135) that were each filed with the U.S. Securities and Exchange Commission and each with an effective date of July 17, 2012 and November 12, 2013, respectively.

Exhibit 1

STAR BULK TAKES DELIVERY OF ITS FIRST POST - PANAMAX BULK CARRIER, STAR VEGA

ATHENS, GREECE, February 14, 2014 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that it has taken delivery of M/V Star Vega (the “Vessel”) a Post - Panamax bulk carrier of approximately 98,000 deadweight tons carrying capacity.

The Vessel has commenced a time charter with the sellers of the Vessel for a period between 30 months to 34 months, at a gross daily hire rate of $15,000 minus a 1.25% address commission on gross revenues. The Vessel is expected to generate approximately $13.4 million in charter revenue over the minimum contracted period.

The Star Vega is the first of the two modern Post - Panamax bulk carriers to be delivered to the Company, pursuant to the relevant binding agreements announced on January 29, 2014. The second Post - Panamax bulk carrier, M/V Star Sirius, is expected to be delivered to the Company in early March of 2014.

Upon the completion of the acquisition of the M/V Star Sirius, Star Bulk will own seventeen dry bulk vessels, consisting of five Capesize, two Post-Panamax, two Ultramax and eight Supramax vessels with average age of approximately 8.8 years.

In addition, Star Bulk has entered into definitive contracts for the construction of additionally nine vessels at high quality shipyards in Japan and China, including three Newcastlemax, two Capesize and four Ultramax vessels with fuel-efficient specifications with expected deliveries in 2015 and early 2016.

The Company has financed the purchase of the Vessel using cash on hand and expects to refinance part of its purchase price, as well as part of the purchase price of the M/V Star Sirius, under the previously announced 7- year senior secured credit facility of up to $39.0 million with Deutsche Bank AG (“DB Facility”). The drawdown of the DB facility is expected to take place in March 2014.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK”. Following the delivery of the two newly acquired vessels, Star Bulk will own a fleet of seventeen dry bulk carriers consisting of five Capesize, two Post Panamax, two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of approximately 1,609,519 deadweight tons (dwt) and an average age of approximately 8.8 years. In addition, Star Bulk provides vessel management services to eleven third-party dry bulk vessels, including five Capesize, one Post – Panamax, two Panamax and three Supramax vessels. Star Bulk has also entered into agreements for the construction of nine fuel efficient dry bulk vessels, including three Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, with a combined cargo carrying capacity of 1,227,000 deadweight tons. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece

Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President

Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 14, 2014	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President